09040444

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAG Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o MAC Consulting Group, Inc. 2 Rector Street, 21st Floor
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McGovern (212) 267-6011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

SEC Mail Processing Section
APR 03 2009
Washington, DC
122

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Patrick Alfano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAG Securities Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAG Securities Corp.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

****

TAG Securities Corp.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	150,945
Receivable from broker, dealer and clearing organization		72,510
Commissions receivable		312,695
Total assets	$	536,150
Liabilities and Stockholder's Deficit		
Liabilities		
Accrued expenses and other payables	$	564,238
Income taxes payable		5,949
Total liabilities		570,187
Stockholder's deficit		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		10,000
Additional paid-in capital		404,518
Deficit		(448,555)
Total stockholder's deficit		(34,037)
Total liabilities and stockholder's deficit	$	536,150

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

TAG Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company principally engages in executing transaction orders on the floor of the New York Stock Exchange on behalf of its clients.

At December 31, 2007, the Company was not in compliance with its minimum net capital requirement. Violation of this rule could result in action by the regulatory authority including requiring the Company to cease it brokerage operations. Upon learning of this violation, the Company took corrective action and on March 28, 2008, the shareholder infused $75,000 of capital into the Company.

On March 31, 2008, the Company's computation of net capital indicated that it was again in violation of its minimum net capital requirement. Upon realizing it was in violation the Company took corrective action and on April 9, 2008, the shareholder infused an additional $40,000 of capital into the Company.

On April 16, 2008, the Company made notification to its regulatory authority regarding such violations.

At December 31, 2008, the Company again was not in compliance with its minimum net capital requirement. The Company took corrective action on February 11, 2009 when the shareholder infused $250,000 of capital into the Company. On March 11, 2009, the Company made notification to its regulatory authority regarding such violation. As of the report date the Company's most recent computation of net capital indicates that it is in compliance with the minimum net capital rule as prescribed under Rule 15c3-1.

The Company's stockholder has indicated that he intends to continue to fund any future financing or operating deficiencies in order to keep the Company in compliance with minimum net capital requirements.

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. Management deems the difference between recording securities transactions on a trade date basis and a settlement date basis to be immaterial.

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to Federal tax authorities.

In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against the deferred tax asset when it is more likely than not that the deferred tax asset will not be utilized.

3. Receivable from Broker, Dealer and Clearing Organization

Receivable from broker, dealer and clearing organization arises as a result of the Company's normal securities transactions.

4. Income Taxes

Deferred taxes are recorded to reflect the tax effect of the temporary differences arising as a result of the Company's utilizing the cash basis of accounting for income tax reporting purposes rather than the accrual basis of accounting used for financial reporting purposes. These temporary differences arise primarily from commissions receivable and accrued expenses and other payables. However, a 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding near term utilization of such benefit. This has resulted in an increase in the valuation allowance amounting to $4,900. The deferred taxes consist of the following:

Deferred tax asset	**$ 15,000**
Deferred tax liability	**(8,300)**
Valuation Allowance	**(6,700)**
Net deferred taxes	**$ -**

In December 2008, the Financial Accounting standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" which allows certain enterprises to defer the effective date of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* until fiscal years beginning after December 15, 2008. The Company has elected to defer the application of interpretation 48 in accordance with this FSP.

5. Clearance Agreement

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts.

As part of this agreement, the Company will be required to maintain cash or securities of not less than $50,000. This deposit is included with the receivable from broker, dealer and clearing organization.

6. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2008, the Company had net capital (deficiency), as defined, of $(61,752), which was $99,764 below its required net capital of $38,012. At December 31, 2008, the Company had aggregate indebtedness of $570,187. The ratio of aggregate indebtedness to net capital was (9.23) to 1. (See Note 1)

7. Off-Balance-Sheet Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

The U.S. economy is currently experiencing a significant contraction and may see further deterioration. The uncertain financial market could adversely affect the Company's business.

From time-to-time the Company has cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

8. 401(k) and Profit Sharing Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code, which provides that all eligible employees may defer salary up to statutory limitations. The Company is not required to make matching contributions.

The Company also sponsors a defined contribution profit sharing plan covering substantially all of the Company's employees. The contribution, which is at management's discretion, is determined annually.

9. Related Party Activity

The Company paid professional fees to two consultants, who are related to the shareholder.

10. Subsequent Events

Subsequent to December 31, 2008, the Company was named in two arbitration matters.

The first, brought on by a former employee, who seeks damages for breach of contract related to employment and unreimbursed medical expenses. The Company believes the suit is without merit.

The second, brought on by the former shareholder, for monies owed in the approximate amount of $100,000 on the sale of the Company's stock. This matter is between the current shareholder and the former shareholder, but also includes claims related to monies owed for health insurance and other miscellaneous items by the Company. While the current shareholder acknowledges his obligation under the stock sale agreement, he believes the other claims are without merit.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2008 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Board of Directors
TAG Securities Corp.

We have audited the accompanying statement of financial condition of TAG Securities Corp., (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TAG Securities Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statement, the Company was not in compliance with its minimum net capital requirement. Such violation may have a severe impact on the Company's brokerage operations.

Weiser LLP

Lake Success, N.Y.
March 30, 2009